UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 1 are copies of the press releases of Frontline Ltd. (the "Company") each dated December 8, 2016 and December 9, 2016 and each titled "FRO-Contemplated offering of shares" and "FRO- USD100 Million Share Offering Fully Subscribed", respectively.
Attached to this report on Form 6-K as Exhibit 2 is a copy of the Application Agreement.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-204884), which was declared effective by the Securities and Exchange Commission on June 19, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
FRONTLINE LTD. (registrant)

Dated: December 12, 2016
	By:	/s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

Exhibit 1

FRO - Contemplated offering of shares

Press release from Frontline Ltd. 08.12.2016

Frontline Ltd. (NYSE/OSE: FRO) (the "Company") has mandated Arctic Securities AS and Arctic Securities LLC (the "Manager"), to assist the Company in a contemplated offering (the "Offering") for issue of 13,422,819 new shares (the "New Shares") for gross proceeds of USD 100 million. The Offering is directed towards certain Norwegian and international institutional investors subject to applicable exemptions from European prospectus requirements. The minimum application and allocation amount has been set to the USD equivalent of EUR 100,000, provided that the Company reserves the right to, at its sole discretion, allocate lower amounts to investors that qualify as "professional investors" pursuant to the Norwegian Securities Trading Act and ancillary regulations.

The subscription price in the Offering will be USD 7.45 per New Share (equalling NOK 62.80 at a USD/NOK exchange rate of 8.43), equivalent to a 2.1 % discount to the closing price of the Company's shares on the New York Stock Exchange on December 8, 2016 adjusted for the USD 0.10 dividend declared by the Company on 28 November 2016. The application period for the Offering will start December 8, 2016 at 22:00 hours (CET) and will close on December 9, 2016 at 08:00 hours (CET). The Company reserves the right to close or extend the application period at any time at their sole discretion, at short notice.

Our largest shareholder, Hemen Holding Ltd., ("Hemen"), a Cyprus holding company, indirectly controlled by trusts established by the Company's Chairman and President, Mr. John Fredriksen, for the benefit of his immediate family,  which owns approximately 52% of the Company's ordinary shares, has guaranteed the Offering. If the Offering is oversubscribed, the allocation to Hemen may be reduced below its pro rata share in order to improve the free float.

The allocation will be made at the discretion of the Company in consultation with the Manager, on or about December 9, 2016, subject to any shortening or extension of the application period.

The New Shares will not give right to receive the USD 0.10 dividend declared by the Company on 28 November 2016 with ex-date 13 December 2016 on the New Your Stock Exchange and 14 December 2016 on the Oslo Stock Exchange and payment date on or about 22 December 2016.

The net proceeds from the Offering will be used to opportunistically fund growth opportunities through vessel acquisitions and for general corporate purposes.

Subject to full payment of the New Shares, the New Shares allocated in the Offering are expected to be delivered to the subscribers in the Offering on or about December 16, 2016 and to be registered in the Norwegian Central Securities Depository (VPS) with the Company's ISIN BMG3682E1921 and commence to trade under the Company's ordinary trading symbol "FRO" and become tradable on the Oslo Stock Exchange and the New York Stock Exchange on or about December 16, 2016.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of an application agreement, a term sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-204884) that has previously been filed with the US Securities and Exchange Commission (the "SEC"). Copies of the offering documentation may be obtained by contacting Arctic Securities at telephone: +47 21 01 30 40 or e-mail: settlement@arctic.com.

December 8, 2016
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Contacts:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Arctic Securities AS:
+47 2101 3123

Arctic Securities LLC:
+1 212 597 5555

***

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

FRO - USD 100 MILLION SHARE OFFERING FULLY SUBSCRIBED

Press release from Frontline Ltd. 09.12.2016

Frontline Ltd. (NYSE/OSE: FRO) (the "Company") is pleased to announce that the offering (the "Offering") of new shares (the "New Shares") announced on December 8, 2016, has been successfully completed at USD 7.45 per New Share (equalling NOK 62.80 at a USD/NOK exchange rate of 8.43), raising gross proceeds of USD 100 million (approximately NOK 843 million) through the issuance of 13,422,819 New Shares. The Offering was significantly oversubscribed.

Due to very strong demand, the Company's largest shareholder, Hemen Holding Ltd. ("Hemen"), has agreed to be allocated 1,342,281 New Shares in the Offering, corresponding to 10 per cent of the Offering. Hemen will own an aggregate of 82,145,703 shares in the Company upon completion of the Offering, equalling approximately 48.4 per cent of the Company's shares and votes.

Notifications of allocation of New Shares will be distributed on or about December 9, 2016. The due date for payment for allocated New Shares is expected to be December 16, 2016.

Subject to full payment of the New Shares, delivery of the New Shares allocated in the Offering is expected to be delivered to the subscribers in the Offering on or about December 16, 2016 and to be registered in the Norwegian Central Securities Depository (VPS) with the Company's ISIN BMG3682E1921 and commence to trade under the Company's ordinary trading symbol "FRO" and become tradable on the Oslo Stock Exchange and the New York Stock Exchange on or about December 16, 2016.

The New Shares will not give right to receive the USD 0.10 dividend declared by the Company on 28 November 2016 with ex-date 13 December 2016 on the New York Stock Exchange and 14 December 2016 on the Oslo Stock Exchange and payment date on or about 22 December 2016.

Following issuance of the New Shares the Company will have 169,809,325 issued common shares each having a par value of USD 1.00.

The net proceeds from the Offering will be used to opportunistically fund growth opportunities through vessel acquisitions and for general corporate purposes.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made by means of an application agreement, a term sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-204884) that has previously been filed with the US Securities and Exchange Commission (the "SEC"). Copies of the offering documentation may be obtained by contacting Arctic Securities at telephone: +47 21 01 30 40 or e-mail: settlement@arctic.com.

Arctic Securities AS and Arctic Securities LLC have acted as sole manager in the Offering.

December 9, 2016

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Contacts:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

***

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

Exhibit 2
Frontline Ltd. Application Agreement (Offering December 2016)	Arctic Securities
General Information: Frontline Ltd. (the "Company"), an exempted company incorporated under the laws of Bermuda with company number EC-17460, intends to offer 13,422,819 new ordinary shares in the Company, each with a par value of USD 1.00 (the "Offer Shares") through an offering with gross proceeds of  USD 100 million (the "Offering"). The Offering is directed towards certain Norwegian and international institutional investors subject to applicable exemptions from European prospectus requirement. The subscription price per Offer Share (the "Subscription Price") will be USD 7.45 per Offer Share (equalling NOK 62.80 at a USD/NOK exchange rate of 8.43), equivalent to a 2.1 % discount to the closing price of the Company's shares on the New York Stock Exchange on 8 December 2016, adjusted for the USD 0.10 dividend declared by the Company on 28 November 2016. The Offer Shares will not give right to receive the USD 0.10 dividend declared by the Company on 28 November 2016 with ex-date 13 December 2016 on the New Your Stock Exchange and 14 December 2016 on the Oslo Stock Exchange and payment date on or about 22 December 2016. The Company has appointed Arctic Securities AS and Arctic Securities LLC as Bookrunner (the "Manager") in the Offering. The minimum subscription and allocation amount in the Offering will be USD equivalent of EUR 100,000, provided that the Company reserves the right to, at its sole discretion, allocate lower amounts to investors that qualify as "professional investors" pursuant to the Norwegian Securities Trading Act and ancillary regulations. The principal terms and conditions of the Offering are set out in the term sheet dated 8 December 2016 (the "Term Sheet"). This application agreement (including its Exhibit) (the "Application Agreement"), the Term Sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-204884) that has previously been filed with the United States Securities and Exchange Commission (jointly the "US Prospectus") shall constitute the "Investor Documentation". Copies of the US Prospectus may be obtained by contacting the Manager at telephone: +47 21 01 30 40 or e-mail: settlement@arctic.com. The applicant (the "Applicant") hereby acknowledges that the application and subscription is subject to the terms set out therein.

Application procedure: Applications will take place from and including 8 December 2016 at 22:00 hours CET to and including 9 December at 08:00 hours CET (the "Application Period"). The Company, in consultation with the Manager, reserves the right, at its own discretion, to close or extend the Application Period at any time on short notice. If the Application Period is shortened or extended, the other dates referred to herein may be amended accordingly.

By executing this Application Agreement, or by placing an application by taped phone as further described below, the Applicant irrevocably confirms the Applicant's request to subscribe for the number of Offer Shares at the amount(s) specified by such Applicant on the terms included in the Investor Documentation, and authorizes and instructs the Manager or its appointed representative, each acting alone, to subscribe for the number of Offer Shares allocated to the Applicant in the Offering (the "Allocated Shares") on behalf of the Applicant. This Application Agreement, duly signed, valid and binding on the part of the Applicant, must be in the possession of the Manager by the end of the Application Period. The Applicant bears the risk of any postal delays, unavailable internet lines or servers, unavailable fax lines and any other logistical or technical problems that may result in applications not being received in time or at all. The Applicant is further responsible for the correctness of the information inserted on the Application Agreement. In addition, the Manager may, in its sole discretion, accept applications placed by taped phone, e-mail or Bloomberg within the Application Period provided that the Applicant confirms that the Applicant accepts the terms of this Application Agreement. Any application made by taped phone will be binding for the Applicant in the same manner as an application made in writing. Without limiting the binding nature of applications made by taped phone, e-mail or Bloomberg, the Manager may require that an application placed by taped phone is subsequently confirmed by the execution of this Application Agreement in writing, and may, if the Applicant fails to satisfy such requirement, in its sole discretion, disregard the application, without any liability towards the Applicant. Any application placed by taped phone, e-mail or Bloomberg shall be deemed made on the terms and subject to the conditions set out in this Application Agreement. Any application received by the Manager (whether in writing or by taped phone, e-mail or Bloomberg) becomes binding at the end of the Application Period and may not be withdrawn or amended after such time.

Allocation of Offer Shares: Notification of allotment and payment instruction (the "Notification") will be sent to the Applicant by the Manager on or about 9 December 2016, subject to any shortening or extensions of the Application Period. The Company and the Manager will in their sole discretion allocate the Offer Shares to the Applicants and may take into account such allocation principles as set out in the Term Sheet. The Company and the Manager may, at their sole discretion, set a maximum allocation to any Applicant as well as reject or reduce any application in whole or in part. The final allocation of Offer Shares will be resolved by the Company's board of directors. Allotment of Offer Shares totalling a lower amount than applied for does not affect the Applicant's obligation to subscribe and pay for the Offer Shares allotted.

Settlement and delivery of Allocated Shares: The date for settlement of the Offering is expected to be on or about 16 December 2016 (the "Settlement Date"). The Applicant shall pay the subscription amount (being the number of Allocated Shares multiplied with the Subscription Price) in accordance with the procedures set out herein and in the Notification. The Manager assumes no responsibility for the delivery and payment obligations of the Company and Applicant respectively. Beneficial interests in the Allocated Shares will be registered to the Applicant's VPS account as soon as practicable after full payment has been received and the Conditions (as defined below) have been met.

VPS registration: In order to facilitate registration of the beneficial interests in the Company's shares with the VPS, the Company has entered into a registrar agreement with the Nordea Bank Norge ASA (the "VPS Registrar"), who operates the Company's VPS share register. Pursuant to the registrar agreement, the VPS Registrar is indirectly registered as holder of the Company's shares in the register of members that the Company maintains pursuant to Bermuda law. The VPS Registrar will register the beneficial interests in the Allocated Shares in book-entry form with the VPS. Therefore, it is not the Company's  shares in registered form issued in accordance with the Bermuda Companies Act, but the beneficial interests in such shares in book-entry form that are registered with the VPS. The beneficial interests in the Allocated Shares will be registered in book-entry form with VPS under the category of a "share" and it is such interest in the Allocated Shares that will be registered and traded on the Oslo Stock Exchange.

VPS account: Any allocation of Offer Shares in the Offering is conditional upon the Applicant holding a VPS account. The VPS account number must be stated in the Application Agreement. VPS accounts can be established with authorized VPS registrars, who can be Norwegian banks, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the EEA. Establishment of a VPS account requires verification of identity to the VPS registrar in accordance with the Anti-Money Laundering Legislation. However, non-Norwegian investors may use nominee VPS accounts registered in the name of a nominee. The nominee must be authorized by the Financial Supervisory Authority of Norway.

Please note that Applicants must themselves notify changes in registered information on the VPS account directly to the Applicant's account manager, and that the Applicant is responsible for any consequences if correct information is not registered on the VPS account. Notices produced by the VPS (including inter alia notices of allotment) will be sent to the address registered on the VPS account.

Confidentiality: The offer to apply for and subscribe for Offer Shares in the Offering is personal and cannot be forwarded or made known to any third party. The Applicant hereby undertakes to keep the contents of this Application Agreement and any information made available pursuant to it confidential, including but not limited to the fact that any agreement has been entered into until the completion of the Offering has been resolved and publicly announced by the Company, with the exemption for disclosure to applicable authorities as required by law. The Applicant acknowledges that knowledge of the planned Offering may constitute inside information and agrees to adhere to the restrictions set out in chapter 3 of the Norwegian Securities Trading Act relating to inside information.

SPECIFICATION OF APPLICATION

Please specify the number of or USD amount of Offer Shares applied for at the Offer Price:

Number of shares or USD amount applied for(1):	For the use of the Manager

(1)Please state clearly whether the order is in number of shares or amount.

On the terms and conditions set forth in this Application Agreement (including its Exhibit), the undersigned Applicant hereby confirms the Applicant's request to subscribe for Offer Shares as stated above if issued by the Company on the terms set out in the Investor Documentation. The Applicant further confirms that (i) no due diligence (neither legal, financial, commercial nor technical) has been carried out by the Manager or by any other parties in connection with the Offering, (ii) the Applicant has received and read the Investor Documentation, (iii) the investment in the Offer Shares is made solely at the Applicant's own risk, (iv) the Applicant is not subscribing for or purchasing Offer Shares, either on the Applicant's own account or for the account of others, in contradiction to the selling and transfer restrictions included in Exhibit I, (v) the Applicant has read and understood, and accepts to be bound by, the entire Application Agreement (including the Exhibit), and (vi) the Applicant irrevocably authorizes the Manager (or someone appointed by it), each acting alone, to subscribe for any Offer Shares allocated to the undersigned Applicant.

Application date and place Must be dated in the Application Period	Binding signature The Applicant must have legal capacity. When signing by authorisation, documentation in form of company certificate or power of attorney must be enclosed

INFORMATION ON THE APPLICANT – ALL FIELDS MUST BE COMPLETED
First name
Surname/company
VPS account number
Street address
Post code/district/country
Personal ID number/organization number
Nationality
E-mail address
Daytime telephone number

EXHIBIT I

Terms and Conditions of Application

Information/ risks/ representations and warranties: The Applicant confirms that it has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision in the Company by applying for and purchasing Offer Shares, and the Applicant is able to bear the economic risk, and to withstand a complete loss of an investment in the Offer Shares. The Applicant confirms that it has received this Application Agreement and the Term Sheet and that it has had access to and an opportunity to review the Investor Documentation and such financial and other information concerning the Company and the Offer Shares as the Applicant has deemed necessary or desirable in connection with the application for and subscription of the Offer Shares (including without limitation the reports publicly filed by the Company with the Oslo Stock Exchange or the US Securities and Exchange Commission), and has made such investigation with respect thereto as it deems necessary. The Application confirms that it has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Offering of the Offer Shares and the merits and risks of investing in the Offer Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Applicant has made its own assessment of the Company, the Offer Shares and the terms of the Offering based only on the Investor Documentation and such information as is publicly available, including the Company's financial statements, and, to the extent deemed necessary by the Applicant having consulted with its own independent advisors, the Applicant has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relating to its investment in the Offer Shares. The Applicant confirms that other than as set out in the Investor Documentation, it has not relied on representations, warranties, opinions, projections, financial or other information or analysis, if any, supplied to it by any representative of the Company or the Manager or any of their respective affiliates. Other than the US Prospectus, the Applicant is aware and accepts that no prospectus, offering memorandum or similar disclosure document will be prepared in connection with the Offering. The Manager expressly disclaims liability in connection with the Applicant's participation in the Offering and the Applicant understands and expressly agrees that it is applying for Offer Shares on this basis. The Applicant further confirms and accepts that all commitments, acceptances, confirmations, representations, warranties and undertakings given by the Applicant pursuant to this Application Agreement are given for the benefit of the Company and the Manager and may be enforced against the Applicant by each of the Company and the Manager.
Organization; Authority:  The Applicant has the power and authority to enter into and to consummate the transactions contemplated by this Application Agreement and otherwise to carry out its obligations under this Application Agreement. The execution and delivery of the Application Agreement and performance by the Applicant of the transactions contemplated hereby have been duly authorized and executed by the Applicant and constitute the valid and legally binding obligation of the Applicant, enforceable against it in accordance with its terms.
Understandings or Arrangements:  The Applicant is applying for and acquiring the Offer Shares as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Offer Shares.  The  Applicant is applying for and acquiring the Offer Shares in the ordinary course of its business.
Certain Transactions and Confidentiality:  Other than consummating the transactions contemplated hereunder, the Applicant has not, nor has any person acting on behalf of or pursuant to any understanding with the Applicant, directly or indirectly executed any purchases or sales, including short sales, of the securities of the Company during the period commencing as of the time that the Applicant first received information concerning the Offering and ending immediately prior to the execution hereof.  Other than to the  Applicant's representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and affiliates, the Applicant has maintained the confidentiality of all disclosures made to it in connection with this Offering (including the existence and terms of the Offering).
Selling and transfer restrictions:
General: This Application Agreement does not constitute an offer to sell or a solicitation of an offer to buy Offer Shares in any jurisdiction in which such offer or solicitation is unlawful.
United States: This Application Agreement shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made by means of the Investor Documentation, including the US Prospectus. Copies of the US Prospectus may be obtained by contacting the Manager at telephone: +47 21 01 30 40 or e-mail: settlement@arctic.com.
Canada: The distribution of the Offer Shares in Canada is being made only on a private-placement basis, thus exempting it from the requirement that the Company prepare and file a prospectus with the applicable securities regulatory authorities. The Offer Shares are being offered in those jurisdictions and to those persons where and to whom they may lawfully be offered for sale, and therein only by persons permitted to sell such securities. Each Canadian purchaser who purchases Offer Shares must be entitled under applicable securities laws to purchase such securities without the benefit of a prospectus qualified under such securities laws; must be an "accredited investor" within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions and  purchasing the Offer Shares as principal or deemed principal for its own account; and must be a  "permitted client" within the meaning of National Instrument 31-103 – Registration Requirements and Exemptions. There is currently no public market for the Offer Shares in Canada and any resale of the Offer Shares in Canada must be made in accordance with applicable securities laws.
United Kingdom: Each UK Applicant confirms that it understands that the Offering has only been communicated (a) to persons who have professional experience, knowledge and expertise in matters relating to investments and are "investment professionals" for the purposes of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons being referred to as "relevant persons") and (b) only in circumstances where, in accordance with section 86(1)(c) and (d) of the Financial and Services Markets Act 2000 ("FSMA"), the requirement to provide an approved prospectus in accordance with the requirement under section 85 FSMA does not apply as the minimum denomination of and subscription for the Offer Shares exceeds EUR 100,000 or an equivalent amount. Any application or subscription for the Offer Shares is available only to relevant persons and will be engaged in only with relevant persons and each UK Applicant warrants that it is a relevant person.
Australia and Japan: The Offer Shares will not be registered under the applicable securities laws of Australia or Japan and may not be offered, sold, resold or delivered, directly or indirectly, in or into Australia or Japan except pursuant to an applicable exemption from applicable securities laws.
Regulatory issues: In accordance with the Norwegian Securities Trading Act, a Manager must categorize all new customers in one of three customer categories. All investors that are applying for Offer Shares in the Offering and which are not existing clients of the Manager will be categorized as Non-professional clients unless otherwise is communicated in writing by the Manager. For further information about the categorization the Applicant may contact the Manager. The Manager will treat the Application as an execution only instruction from the Applicant to apply for Offer Shares under the offer and hence the Manager will not determine whether the Application for Offer Shares is suitable or not for the Applicant as otherwise provided for in the Norwegian Securities Trading Act.

Information exchange and barriers: The Applicant acknowledges that, under the Norwegian Securities Trading Act there is a duty of secrecy between the different units of the Manager as well as between the Manager and the other entities in the Manager's group. This may entail that other employees of the Manager or the Manager's group may have information that may be relevant to the Applicant, but which the Manager will not have access to in its capacity as Manager for the Offering. The Manager is further part of a securities firm that offers a broad range of investment services. In order to ensure that assignments undertaken in certain departments are kept confidential, the other activities, including analysis and stock broking, are separated from the respective departments by information walls. The Applicant acknowledges that the analysis and stock broking activity within the securities firm may conflict with the Applicant's interests with regard to transactions in the Offer Shares as a consequence of such information walls.
Mandatory anti-money laundering procedures: The Offering is subject to the Norwegian Money Laundering Act No. 11 of 6 March 2009 and the Norwegian Money Laundering Regulations No. 302 of 13 March 2009 (collectively the "Anti-Money Laundering Legislation"). Applicants who are not registered as existing customers of the Manager must verify their identity to the Manager in accordance with requirements of the Anti-Money Laundering Legislation, unless an exemption is available. Applicants who have designated an existing Norwegian bank account and an existing VPS account on the Application Agreement are exempted, unless verification of identity is requested by the Manager. Applicants who have not completed the required verification of identity prior to the expiry of the Application Period will not be allocated Offer Shares.
Commission: It is not allowed to apply or subscribe for Offer Shares by commission or similar arrangements.
Conditionality of the Offering: The issue of Offer Shares is subject to the corporate resolutions of the Company required to implement the issue of the Offer Shares, including approval by the board of directors of the Company.
Cancellation: The Applicant acknowledges that the Offering will be cancelled if the Conditions are not fulfilled, and may be cancelled by the Company in its sole discretion for any other reason. Neither the Manager nor the Company will be liable for any losses if the Offering is cancelled, irrespective of the reason for such cancellation.
Relation to law, regulations and by-laws: The Applicant has full power and authority to execute and deliver the Application Agreement and to approve these terms and conditions and to apply and subscribe for the Offer Shares and is authorized to pay all amounts it has committed to pay subject to the satisfaction of the terms stated herein for completion of the Offering. The execution and delivery of the Application Agreement has been authorized by all necessary action by Applicant or on Applicant's behalf, and the Application Agreement represents valid and binding obligations, enforceable against the Applicant in accordance with its terms. The Applicant bears the full risk for its legal ability to apply for, subscribe, purchase and own Offer Shares in the Company, and its monetary liability under this undertaking will not cease to be effective in the event that subscription and ownership of the Offer Shares would be illegal due to applicable statutory law and regulations. In such event, the Applicant shall fulfil the payment obligations that have been effected and will designate a third party to whom the Offer Shares are to be issued.
Limitation of liability: The Manager hereby expressly disclaims any liability whatsoever towards the Applicant in connection with the Offering and the Applicant understands and expressly agrees that it is applying for and subscribing Offer Shares on this basis. The Manager makes no undertaking, representation or warranty, express or implied, to the Applicant regarding the accuracy or completeness of the Investor Documentation and any other information (whether written or oral), concerning the Company, the Offer Shares or the Offering received by the Applicant whether such information was received through the Manager or otherwise, and the Applicant acknowledges by the Applicant's application that the Applicant has not been induced to enter into this Application Agreement by any representation, warranty or undertaking by any of the aforementioned.
Overdue and missing payments: Overdue payments will be charged with interest at the applicable rate under the Norwegian Act on Interest on Overdue Payment of 17 December 1976 No. 100; 8.50% per annum as of the date of this Application Agreement. If the Applicant fails to comply with the terms of payment or should payments not be made when due, the Applicant will remain liable for payment of the Offer Shares allocated to it and the Offer Shares allocated to such Applicant will not be delivered to the Applicant. In such case the Company and the Manager reserve the right to, at any time and at the risk and cost of the Applicant, re-allot, cancel or reduce the application and the allocation of the allocated Offer Shares, or, without further notice sell, assume ownership to or otherwise dispose of the allocated Offer Shares in accordance with applicable law. If Offer Shares are sold on behalf of the Applicant, such sale will be for the Applicant's account and risk and the Applicant will be liable for any loss, costs, charges and expenses suffered or incurred by the Company and/or the Manager as a result of, or in connection with, such sales. The Company and/or the Manager may enforce payment for any amounts outstanding in accordance with applicable law. The Company and the Manager further reserve the right (but have no obligation to) to have the Manager advance the subscription amount on behalf of Applicants who have not paid for the Offer Shares allocated to them. The non-paying Applicants will remain fully liable for the subscription amount payable for the Offer Shares allocated to them, irrespective of such payment by the Manager. If the Offer Shares are sold on behalf of the Applicant, the Applicant will be liable for any loss, costs, charges and expenses suffered or incurred by the Company and/or the Manager as a result of or in connection with such sales. The Company and/or the Manager may enforce payment of any amounts outstanding in accordance with applicable law.
Governing law: Norwegian law governs the Application Agreement. Any disputes regarding this Application Agreement which cannot be solved amicably, shall be referred to the ordinary courts of Norway and